SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 9th Issuance of Debentures – AXIA Energia Rio de Janeiro, June 22, 2026, AXIA Energia S.A. (“Company” or “AXIA Energia”) announces that, on this date, the Board of Directors approved the issuance of simple, non-convertible debentures, senior unsecured, in a single series, in the aggregate principal amount of R$800 million, with an overallotment option of up to 25% of the initial issuance amount, subject to the outcome of the Bookbuilding Procedure, for a total trans-action volume of up to R$1 billion, through its 9th issuance, with the following key terms and conditions: Issuer AXIA Energia (9th issuance) Series Single Series Issuance Amount R$800 million, with an overallotment option of up to 25% of the initial issuance amount Security Unsecured Interest Payment Semi-annual, with no grace period Amortization Annual payments commencing in the 8th year (June 15, 2034, June 15, 2035 and June 15, 2036) Yield (to be determined pursuant to the Bookbuilding Proce-dure) Capped at the greater of the NTN-B 2035 or IPCA + 7.66% p.a. Total Term and Ma-turity Date 10 years (June 15, 2036) It is noted that the debentures benefit from the tax incentive set forth in Law No. 12,431. The offering will be conducted as a public distribution offering under the automatic registration procedure, exclusively targeting professional investors. Additionally, the debentures will be issued under a communicating vessels mecha-nism, in accordance with the outcome of the Bookbuilding Procedure. THE OFFERING HAS NOT YET BEEN REGISTERED WITH THE CVM. THIS MATERIAL FACT IS IN-TENDED SOLELY TO DISCLOSE THE APPROVAL OF THE OFFERING BY AXIA ENERGIA'S BOARD OF DIRECTORS. This Material Fact does not constitute an offer, invitation or solicitation to subscribe for the debentures, nor shall any information contained herein form the basis of any contract or commitment. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.